

CONVESIO
CLOUD INFRASTRUCTURE FOR
WORDPRESS AGENCIES

in

Thomas M Fanelli · 2nd

CEO Convesio | 239% Faster WordPress Infrastructure Designed for
Agencies Powered by Google & Amazon Clouds.

🔶 Convesio

San Francisco, California, United States · **Contact info**

500+ connections

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Providing services
WordPress Design, Cloud Management, Cloud Application Development, Web Development, and Web Design ›

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M&M MULTIMEDIA ON CONVESIO WORDPRESS HOSTING

M&M Multimedia on Convesio WordPress Hosting
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Learn how Convesio helps WordPress design agencies eliminate the stress of managing...



convesio VIDEO INTRODUCTION

Convesio Introduction Video
YouTube

Quick overview of the Convesio Platform for hosting high performance WordPress sites.

If you are intere
out the wrap up



**Why 800+ Word
Over $1M in a N**
Thomas M Fanelli

🔵 8 · 2 comment

Activity

4,194 followers

Facebook Organic Video Post Testing: Split Test Your Way to Better Results
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1 Reaction

Blog Posts That Get 1000 Visits or More Target 76 Keywords
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3 Reactions

Website Design Beginner's Guide
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12 Must-Haves For Tracking Your Digital Marketing Campaign
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1 Reaction

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Experience

🔶 **CEO**
Convesio
Dec 2018 – Present · 2 yrs 5 mos
San Francisco Bay Area

Whether you're hosting WordPress websites for your agencies or as part of your product, the Convesio platform allows you to manage your websites with increased flexibility, scalability and reliability.

Convesio is the first self-healing, autoscaling, platform-as-a-service for creating and managing WordPress websites.

Convesio was founded in 2018 to provide agencies and enterprises a platform for hosti ...see more

Aptly
3 yrs 3 mos

Advisor
Aug 2019 – Present · 1 yr 9 mos
San Francisco Bay Area

CMO
Feb 2018 – Aug 2019 · 1 yr 7 mos
San Francisco Bay Area

Aptly is multifamily's first CRM powered by artificial intelligence designed to optimize the resident experience, streamline communication and make property management teams more efficient. Aptly unifies resident and property data into one actionable, shared workspace. The result is increased productivity, smarter/faster resident interaction and more converted leads. ...see more


Vice Chairman
Ellipsis Technologies · Full-time
Mar 2018 – Present · 3 yrs 2 mos
San Francisco Bay Area

Pioneers in AI powered bot detection.


VP Product Management, Small Business Services
Deluxe Corporation
Sep 2014 – Feb 2018 · 3 yrs 6 mos
San Francisco Bay Area

Lead organization through transformative time by rationalizing product strategy, breaking down product silos, and unifying disparate products and services. Responsible for small business products in wholesale, direct, and partner channels, accountable for top line revenue, adoption, and gross profit margins across product lines. ...see more


RealPage, Inc.
5 yrs

Senior Vice President, Consumer Marketing
Jun 2012 – Sep 2014 · 2 yrs 4 mos

• Lead MyNewPlace.com a consumer driven rental search site with over 4 Millions visits per month.

• Developed marketing services team providing SEO, SEM, conversion optimization, ana ...see more

Vice President, Marketing Services | LeaseStar
Jan 2012 – Jun 2012 · 6 mos

• Developed marketing services team providing SEO, SEM, conversion optimization, analytics, and social marketing to our customers.

• Developed marketing services team for custom and template driven website design o ...see more

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Education


Florida SouthWestern State College
Music
1995 – 1997


Unity Gain Recording Institute
Audio Recording and Engineering
1995 – 2011
Activities and Societies: Audio Engineer Society


Barry University
2000 – 2001

Volunteer experience


Hurricane Distaster Relief
American Red Cross
Jan 1996 – Dec 1998 · 3 yrs
Disaster and Humanitarian Relief

Skills & endorsements

Online Marketing · 99+

 Endorsed by **Anthony Volpe and 7 others** who are highly skilled at this

 Endorsed by **2 of Thomas M'S colleagues at** Convesio

SEO · 99+

Mike Demopoulos and 99+ connections have given endorsements for this skill

Marketing · 99

 Endorsed by **Don Williams and 5 others** who are highly skilled at this

 Endorsed by **5 of Thomas M'S colleagues at Deluxe**

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Accomplishments

3 **Projects** ⌄

Propertyware • Propertyware • MyNewPlace

2 **Publications** ⌄

Infographics In Action: A Step-by-Step Playbook to Create & Promote Infographics on a Budget
  • Infographics In Action

1 **Organization** ⌄

SEMPO - Search Engine Marketing Professionals Organization

1 **Test Score** ⌄

Google Advertising Fundamentals Exam